INVEST IN **LOOPIE**

Lyft for laundry! (Wash & fold delivery mobile app marketplace!)


Loopie
LAUNDRY
The peer-to-peer laundry marketplace
Loopie
LAUNDRY

loopielaundry.com Seattle WA

Technology | Notable Angel | B2C | Minority Founder | Mobile Apps

LEAD INVESTOR



Paul Uhlir

I am excited to invest in Loopie with my partners at Add3 for three reasons. One, Loopie provides and amazing opportunity for their washers to generate real revenue while staying at home with their loved ones. Two, Loopie is here to stay. The business has had every start-up challenge thrown at it and it is still thriving. They move. They develop. They make needed changes. They do not quit. Three, John and Henry. Loopie's leaders have a vision and they will not stop until this vision becomes a reality. I believe in Loopie.

Invested $50,000 this round & $300,000 previously

Highlights

1. 💰$4M raised to date from VCs and notable Angels - including Jason Calacanis
2. 💸 $3M revenue to date
3. 🧺 35,500+ orders completed in 9 markets
4. 👕 94,000+ bags of laundry washed
5. 🏢 Business customers include Amazon, Glossier, and SoulCycle
6. 🏠 A platform where washers can earn income from the comfort of home

Our Team



John Lee Founder and CEO

I am passionate about building communities. Everything I do is based on the premise of creating something that can benefit the world we live in, and our experience of it.

Ultimately we want to help people and improve their daily lives through laundry. For our customers: time saved

from not doing laundry and/or the ability to get laundry done for those who are unable to do so (disabilities / no facilities). For our washers: the ability to earn income purely from home, as lives goes on (while taking care of kids, watching Netflix, etc).



Kristin Knaus Director of Operations

Experienced in process documentation and improvement. Skilled in concise and positive communication with extensive on-the-field operations experience.



Henry Meek Director of Strategy and Finance

Cambridge graduate, skilled comprehension of data science, tech, and finance.



Alexander Mario Design Lead

Background in Industrial & Systems Engineering and Fine Arts, contributing to Loopie's marketing, product design and operations with attention to User Experience.



Maryclaire Piccoli Strategic Advisor

Providing leadership and radical candor for over 20 years to the Hospitality and Healthcare Industry. A true believer that Culture is the key to success for every emerging and growing organization.

Join Loopie on our mission to improve lives through our laundry platform


Loopie
LAUNDRY
The peer-to-peer laundry marketplace
on a mission to improve lives through laundry
© Loopie, Inc. 2023


Introducing Loopie (Door Dash for Laundry)
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Our story:

Loopie is a mobile app where customers can schedule their dirty laundry to be picked up, washed, folded, and delivered back within 24 hours. Say goodbye to laundry day!

Loopie was founded by a group of determined entrepreneurs who shared a common vision: to make laundry day as easy as possible for everyone. Inspired by the sharing economy (and also the fact that John did not have an in-unit washer and dryer) they sought to create a platform that would **connect busy individuals** with **trusted, reliable laundry doers** in their community. Thus, Loopie was born.

Our story unfolds (pun intended) as Loopie gains traction, rapidly growing its user base and transforming the way people approach laundry. No more wasting time at laundromats or struggling to find time to do it at home. With Loopie, users simply schedule a pickup through the **Loopie Laundry mobile application**, and their laundry is whisked away to be cleaned, folded, and returned - **all within 24 hours**.

The magic of Loopie doesn't stop there. With a strong sense of community, the platform empowers its laundry-doers, affectionately known as Certified Loopie Partners, to become micro-entrepreneurs. As independent contractors, Loopie Partners enjoy the flexibility to choose their hours and workload directly through our Loopie Partner mobile application, making it possible to earn extra income while balancing other life commitments. Now anyone who has access to a washer and dryer can participate in the gig economy like never before and **earn additional income from the comfort of home** while they spend time with their family and watch Netflix!

Now, we invite you to join us on this incredible journey. By investing in Loopie, you're not only supporting a company that's changing the face of laundry services, but you're also helping to create a cleaner, greener, and more connected world. It's time to say goodbye to the drudgery of laundry day and hello to a new era of convenience and freedom. Welcome to the Loopie revolution!


Dirty laundry is a universal problem in our daily lives.
BEFORE LOOPIE
Loopie LAUNDRY
AFTER LOOPIE

THE PROBLEM

Some people cannot or struggle to get laundry done due to:

- **Lack of time**
  The average American family does 416 loads of laundry annually, that's 208 hours!
- **No access to washer/dryer unit**
  No washer/dryer unit available in housing facility or broken units.
- **Physical limitation**
  Disabilities or any injuries that would prevent the physical act of doing laundry.

THE SOLUTION

Mobile app based laundry service in a peer-to-peer marketplace.


LAUNDRY
PARTNER
Loopie

Customers order on the **Loopie Laundry App** → (Loopie / 3rd party DAAS drivers e.g. Uber / Doordash) → Loopie Certified Washers wash, dry, and fold order through the **Loopie Partner App** → (Loopie / 3rd party DAAS drivers e.g. Uber / Doordash) → Customers receive fresh, clean laundry


Loopie
Loopie

Our impact

on the community

customer

"Having Loopie has been a life saver...

So worth it as I can now spend that time...

playing / doing fun things with my kids."

Maria G - Portland

customer | residential

Loopie LAUNDRY


Loopie
LAUNDRY

Our impact

on the community

washer

"Laundry is my favorite chore...I was glad to have the opportunity to work from home and get paid for something I enjoy doing!"

Lisa B

washer | in-home

Similar to the great concepts that fueled the rise of Doordash, Uber, and Airbnb, we are excited to build a marketplace that transforms the way our communities do laundry.


CUSTOMER APP
LAUNDRY
WASHER APP
PARTNER
Loopie is for everyone
Your home, your business, even Your travels.
Customize every step
From wash & dry settings to detergent options.
Track earnings with every order
With fast payouts.
Get live support
Chat in real time with our support team with in-app messaging.
Welcome to Loopie Support.
How can we help you ?
Download on the App Store
GET IT ON Google play

BUSINESS MODEL

PEER-TO-PEER MODEL
Loopie facilitates a **mutually beneficial transaction** between washers and customers.

ASSET LIGHT
The business is built upon **existing logistics networks** (eg. Postmates), and on a **network of washers** rather than company operated laundry facilities.

SIMPLE PRICING
A **flat fee per bag**, rather than a per-pound or per-item pricing model.

EARN INCOME FROM HOME
It is much easier to become a Loopie Certified Washer and start earning **income from home** compared to other gig economy jobs.

Individual Customers
Standard: $29.99/bag
Express: $39.99/bag

Holds an est. 20+ pounds (2-3 loads)

10"W x 18"L x 14"D

(2520 in^3 of volume, ~13 gallons)


Loopie
LAUNDRY

Commercial Customers
Standard: $44.99/bag
Large: $73.99/bag

Holds an est. 40+ pounds (3-4 loads)

10"W x 24"L x 18"D

(4320 in^3 of volume, ~30 gallons)


Loopie
LAUNDRY

Variations of Loopie's Go to Market Operations Model


OPS MANAGER
CUSTOMER
OPS MANAGER
PARTNER
OPS MANAGER
CUSTOMER
LOOPIE DRIVERS
CUSTOMER
LOOPIE DRIVER
PARTNER
LOOPIE DRIVER
CUSTOMER
3RD PARTY DRIVERS
CUSTOMER
DOORDASH DRIVER
PARTNER
DOORDASH DRIVER
CUSTOMER

LOOPIE PILOT

CUSTOMER → **PILOT** DRIVER + PARTNER COMBO → CUSTOMER

COMPETITIVE ADVANTAGE

Loopie is better positioned to **scale quickly and efficiently** through a differentiated business model and feature set.

The beauty of Loopie's business model is that **washers can work purely from home**, without ever leaving their home.

	Loopie	RINSE	Tide Cleaners	PRESS	LAUNDRY CARE	SudShare
24 hr turnaround	✓					✓
Flat rate	✓	✓			✓	
Mobile app	✓	✓	✓	✓	✓	✓
Customizable preferences	✓	✓	✓	✓	✓	✓
Flexible hours	✓		✓	✓	✓	✓
Peer-to-peer model	✓				✓	✓
Real-time order tracking	✓	✓		✓		✓
Postmates API integration	✓					
No minimum order requirement	✓		✓			
No service fee	✓					✓

Washer Customer Relationships

By having multiple washers in close proximity with customers, Loopie is able to offer a **cheaper**, **faster**, and **more efficient** service.


SEATTLE
close up
CAPITOL HILL
SOUTH LAKE UNION
MADISON VALLEY
FIRST HILL
CENTRAL DISTRICT
customers
washers

Total Revenue

$3M +

35,500+	94,000+	>40%
orders completed	bags washed	margin

Average Spend / Customer: **$521**

Average Transaction Value: **$79.98**

Gross Margin / Customer: **$208**

Customer Acquisition Cost: **$75**

MARKET OPPORTUNITY


($ mm) Global Online On-Demand Laundry Market Forecast
$113,240
$83,217

$13 Billion
currently in the on-demand laundry market

35.9%
expected CAGR through 2027

416
loads of laundry done annually on



2019A – 2027E
$61,234
$45,058
$33,155
$24,397
$17,952
$13,209
$9,720
2019A
2020E
2021E
2022E
2023E
2024E
2025E
2026E
2027E



average in American households
Serviceable Addressable Market (SAM)
10,500 cities
Cities that Uber is active in
Serviceable Obtainable Market (SOM)
38 cities for the next 3 years
Cities with >500k population

Forward-looking projections are not guaranteed.



Yearly Revenue vs Yearly Orders
$1,500,000
$1,000,000
$500,000
$0
24,000
16,000
8,000
0
169,916
2,515
341,215
4,028
799,173
10,614
1,316,029
17,718
101%
60%
134%
164%
65%
67%
2019
2020
2021
2022
Revenue
Orders
YoY Growth



FUNDRAISING
raised to date
$ 4M+
LAUNCH
HYPHEN CAPITAL
37 ANGELS
band OF ANGELS
Goodwater
ELEVATE CAPITAL
RISE TOGETHER.VC
Clean Ventures
TiE SO CAL ANGELS
TiE SILICON VALLEY



TEAM
Loopie's management and advisory team brings decades of unique experience solving complex problems, creative ways to best support customers and washing partners.
John Lee
Founder & CEO
Whitney Sales
Strategic Advisor
Strategic Partnerships, Business Development
Founder of Sales Method, Partner at Forum Ventures
Henry Meek
Director of Strategy & Finance
Maryclaire Piccoli
Strategy Advisor
Training & Onboarding, Employee Success
10+ years of leadership experience at Starbucks
Kristin Knaus
Director of Operations
Alexander Mario
Design Lead

Partners / Affiliates : Cooley CB SOLUTIONS

GO-TO MARKET STRATEGY

- **Recruit** and on board in-home washers and laundromat owned operators.
- Activate zip codes and add products & services on the **Loopie partner app**.
- Turn on **Loopie Laundry app** for customers.
- Prepare relevant Google Ads, Yelp and paid social **marketing** campaigns.
- Activate necessary inside and outside **sales** team members to grow new market revenue.

EXIT OPPORTUNITY

Comparables

Rover	: $1.3B SPAC
Freshly	: $950M exit to Nestle
Grizzly	: $1.1B exit to Uber
Postmates	: $2.65B exit to Uber
GRUBHUB	: $7B exit to Just Eat Takeaway
DOORDASH	: $32B IPO
airbnb	: $47B IPO
deliveroo	: $10B IPO
goPuff	: $8B current valuation
instacart	: $39B current valuation
mywash	: Acquired by Housejoy (Amazon India)

Loopie LAUNDRY

Expected Investor Return: **100x in 5 years**

If we triple Seattle revenue and then replicate that across 50 cities we are looking at a **$1B exit** at a **10x revenue multiple**.

Potential Acquirers

Uber, lyft, amazon, DOORDASH

> *Forward looking projections cannot be guaranteed.*

A Note from our Founder

For those of you who share our belief and conviction that Loopie can continue to positively impact and grow our base of customers and Certified Loopie Washers, we'd love to have you on the journey with us. For those of you who might already be a Loopie customer or partner washer, we would not be here without your support and would love for you to become an investor in the business.

From the very beginning we've believed in the power of technology and community and are motivated knowing that every time a wash & fold order is placed on our platform, Loopie is able to positively impact the people on both sides of our marketplace.

Thank you all so much for taking the time to view our first Community round offering! We'd love to have you join us on our journey ahead on our mission to improve lives through laundry.

Warmly,

John

Founder

Learn more about Loopie through videos:


Loopie Wefunder video
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PARTNER
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Inspiring video of John's journey in partnering with Heather's & Daughter's Laundromat to help improve their sales.


Inspiring video of John's journey in partnering with Heather'...
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Order pick up &
wash & fold with

The convenience of Loopie for customers in 15 seconds.


The convenience of Loopie in 15 seconds!
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Loopie
Loopie
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Consider it clean.